Exhibit 99.1
Perfect Corp. Announces the CEO’s Increase in Shareholding

New York – June 6, 2024 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”) today announced the CEO’s increase in shareholding.

The board of directors (the “Board”) of the Company was informed by Ms. Alice H. Chang (“Ms. Chang”), the Chairwoman, Chief Executive Officer and controlling shareholder of the Company, that pursuant to a trading plan adopted by Ms. Chang under Rule 10b5-1 under the Exchange Act, as amended, Ms. Chang had purchased in the open market a total of 597,256 Class A ordinary shares of the Company (“Class A Ordinary Shares”) at an average price of US$ 2.36 per share (the “Acquisition”).

Immediately following the Acquisition, Ms. Chang beneficially owns (i) 10,622,620 Class B ordinary shares of the Company (“Class B Ordinary Shares”) held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Ms. Chang has a controlling interest, (ii) 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, which is a British Virgin Islands company wholly owned by Ms. Chang, (iii) 523,008 Class B Ordinary Shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Ms. Chang, (iv) 973,744 Class B Ordinary Shares held by Ms. Chang, and (v) 597,256 Class A Ordinary Shares held by Ms. Chang, collectively representing approximately 17.1% of the total issued share capital of the Company as of the date of this announcement.

The Board believes that the Acquisition demonstrates the strong confidence of Ms. Chang towards the prospects and growth potential of the Company, as well as her long-term commitment towards the Company.

About Perfect Corp.
Founded in 2015, Perfect Corp. is a beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry brands and retailers by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. You can identify forward-looking statements by words such as “believe” or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations
2